UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Auna S.A.

(Name of Issuer)

Class A Ordinary Shares, nominal value US$0.01 per share

(Title of Class of Securities)

L0415A 103

(CUSIP Number)

José Luis Alberdi Gonzalez

Camino a Santa Teresa 1055, piso 14,

Héroes de Padierna, La Magdalena Contreras, Mexico, 10700

(+ 52 (55) 5449-7488)

With copies to:

Cleary Gottlieb Steen & Hamilton LLP

Attention: Manuel Silva

One Liberty Plaza, New York NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2024

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0415A 103	Page 2 of 9

(1)	Name of Reporting Persons: Grupo Ángeles Servicios de Salud, S.A. de C.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,138,989
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,138,989
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,138,989
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.46%(1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	The calculation assumes that there is a total of 30,000,000 Class A Shares (as defined below) outstanding as of March 21, 2024, as reported in the prospectus dated March 21, 2024 filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “SEC”) on March 25, 2024 pursuant to Rule 424(b)(1) under the Securities Act of 1933, as amended (the “Final Prospectus”).

CUSIP No. L0415A 103	Page 3 of 9

(1)	Name of Reporting Persons: Grupo Empresarial Ángeles, S.A. de C.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,138,989
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,138,989
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,138,989
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.46%(2)
(14)	Type of Reporting Person (See Instructions): HC

(2)	The calculation assumes that there is a total of 30,000,000 Class A Shares outstanding as of March 21, 2024, as reported in the Final Prospectus.

CUSIP No. L0415A 103	Page 4 of 9

(1)	Name of Reporting Persons: Corpvaza, S.A. de C.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,138,989
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,138,989
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,138,989
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.46%(3)
(14)	Type of Reporting Person (See Instructions): HC

(3)	The calculation assumes that there is a total of 30,000,000 Class A Shares outstanding as of March 21, 2024, as reported in the Final Prospectus.

CUSIP No. L0415A 103	Page 5 of 9

(1)	Name of Reporting Persons: Mr. Olegario Vázquez Aldir
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 6,138,989
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,138,989
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,138,989
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.46% (4)
(14)	Type of Reporting Person (See Instructions): IN

(4)	The calculation assumes that there is a total of 30,000,000 Class A Shares outstanding as of March 21, 2024, as reported in the Final Prospectus.

CUSIP No. L0415A 103	Page 6 of 9

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the Class A Ordinary Shares, nominal value US$0.01 per share (the “Ordinary Shares”), of Auna S.A., a public limited liability company incorporated in Grand Duchy of Luxembourg (“Auna”, or the “Issuer”). The principal executive offices of the Issuer are located at: 46A, Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by:

i.	Grupo Ángeles Servicios de Salud, S.A. de C.V. (“GASS”);
ii.	Grupo Empresarial Ángeles, S.A. de C.V. (“GEA”);
iii.	Corpvaza, S.A. de C.V. (“Corpvaza”); and
iv.	Mr. Olegario Vázquez Aldir (“Mr. Vázquez Aldir”).

GASS, GEA, Corpvaza and Mr. Vázquez Aldir are collectively referred to as the “Reporting Persons.” Mr. Vázquez Aldir directly controls Corpvaza, which controls GEA, which is the parent company of GASS, the direct holder of the securities of the Issuer.

(b) The address of the principal business office of the Reporting Persons is Camino a Santa Teresa 1055, piso 14, Héroes de Padierna, La Magdalena Contreras, Mexico, 10700.

(c) The principal business of GASS is the operation and management of private hospitals within Mexico.

GEA is the parent company of GASS and its principal business is to own investments in private hospitals in Mexico, through GASS, as well as investments in the communications, tourism and financial sectors within Mexico.

Corpvaza’s principal business is to own its investment in GEA.

The principal occupation of Mr. Vázquez Aldir is being the chief executive officer of GEA.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are citizens or incorporated under the laws of the United Mexican States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Ordinary Shares covered by this Schedule 13D were acquired by GASS at various times in 2024. GASS used available cash on hand to acquire the Ordinary Shares.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons have acquired securities described in this Schedule 13D for strategic investment purposes. The Reporting Persons expect to continuously review and evaluate the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, and depending on: market, economic, and industry conditions, their continuing evaluation of the business, strategies, prospects, management, governance, operations, performance, financial matters, capital structure, market positions, strategic and other transactions of the Issuer, alternative investment opportunities and changes in law and/or regulations, and all other factors that may be deemed relevant, including but not limited to the Issuer’s business and financial condition, and results of operations; the relative attractiveness of other business and investment opportunities; and other future developments; the Reporting Persons may dispose of or acquire additional securities of the Issuer.

CUSIP No. L0415A 103	Page 7 of 9

The Reporting Persons may engage in constructive discussions with the Issuer’s management and/or board of directors (the “Board”), other shareholders of the Issuer and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance, Board composition, and the future of the Issuer. Subject to market conditions and other factors described in this Schedule 13D, the Reporting Persons may also seek to monetize their securities in the Issuer through various transactions, including, without limitation, derivative transactions or a pledge of their interests in the securities of the Issuer as collateral for liquidity purposes.

The Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D. However, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make informal recommendations or formal proposals to the Issuer’s management or Board, including any special committees of the Board and their respective advisors, other holders of the Issuer’s securities, industry analysts, financial sponsors, existing or potential strategic partners, actual or potential sources of capital, and other third parties regarding such matters.

As aforementioned, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate. The Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Ordinary Shares and dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire.

ITEM 5. INTEREST IN SECURITIES OF AUNA S.A.

(a), (b) The following disclosure assumes there are 30,000,000 Ordinary Shares outstanding as of March 21, 2024, as reported in the prospectus dated March 21, 2024 filed by the Issuer with the Securities and Exchange Commission on March 25, 2024 pursuant to the Final Prospectus. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 6,138,989 shares of Ordinary Shares, which constitutes approximately 20.46% of the outstanding Ordinary Shares.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof has effected any transaction in the Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF AUNA S.A.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Agreement of Joint Filing by GASS, GEA, Corpvaza and Mr. Vázquez Aldir executed on August 22, 2024.

CUSIP No. L0415A 103	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of August 22, 2024

Grupo Angeles Servicios de Salud, S.A. de C.V.

/s/ Jose Luis Alberdi Gonzalez
Name: Jose Luis Alberdi Gonzalez
Title: Legal Vice President

Grupo Empresarial Angeles, S.A. de C.V.

/s/ Jose Luis Alberdi Gonzalez
Name: Jose Luis Alberdi Gonzalez
Title: Legal Vice President

Corpvaza S.A. de C.V.

/s/ Jose Luis Alberdi Gonzalez
Name: Jose Luis Alberdi Gonzalez
Title: Legal Vice President

Olegario Vázquez Aldir

/s/ Jose Luis Alberdi Gonzalez
Name: Jose Luis Alberdi Gonzalez (5)
Title: Authorized Signatory

(5) Jose Luis Alberdi Gonzalez is signing on behalf of Mr. Vázquez Aldir pursuant to a power of attorney dated April 12, 2024, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Vázquez Aldir on April 12, 2024 (SEC File No. 005-94489).